SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company (Issuer))
TELEMAR PARTICIPAÇÕES S.A.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Preferred shares, without par value
American Depositary Shares, each representing one preferred share
(Title of Class of Securities)
879246106
(CUSIP Number of Class of Securities)
Celso Fernandez Quintella
Praia de Botafogo 300, 11° andar, sala 1101 (parte)
22250-040—Rio de Janeiro, RJ, Brazil
55-21-3873-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
KEVIN W. KELLEY, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company
CNPJ/MF N° 02.107.946/0001-87
Statement of Material Fact
In light of the information published today in the Brazilian press, Telemar Participações S.A. (“TmarPart”) advises that financial institutions have presented technical studies on the viability and convenience of TmarPart conducting a public tender offer by TmarPart for preferred shares in its subsidiaries Tele Norte Leste Participações S.A. (BOVESPA: TNLP; NYSE: TNE) and Telemar Norte Leste S.A. (BOVESPA: TMAR), but that no corporate decision has yet been made with respect to such an offer or the engagement of a financial institution to carry out such an offer. However, given the information that was disclosed, TmarPart informs the public that a meeting of its Board of Directors has been called for April 20, 2007 at 3:00 p.m. to discuss the following agenda items, which will also be the subject matter of a Prior Meeting (which has the discretion to approve it or not), to be held three business days prior to the date for the Board of Directors’ meeting, all in accordance with the shareholders’ agreement filed at TmarPart headquarters:
I.	The making of a voluntary public tender offer by TmarPart for the acquisition of all of the outstanding preferred shares in Tele Norte Leste Participações S.A. (“Tele Norte Leste”), on the following general conditions:
a.	a public offer carried out through the São Paulo Stock Exchange (“BOVESPA”);

b.	payment in cash, in Brazilian currency;

c.	a purchase price of R$35.09 per share, calculated on the basis of a premium of 25% over the weighted average of the quoted price for TNLP4 shares on BOVESPA at close of trading on the 30 trading days immediately prior to April 10, 2007;

d.	the public tender offer will be conditional upon acquisition of at least 2/3 of outstanding preferred shares, in accordance with the criteria contained in arts. 3 (III), 15 and 37 of CVM Instruction no. 361;

e.	the public tender offer will not be intended to cancel registration of Tele Norte Leste as a publicly-traded company and the notice of the offer will state that TmarPart’s management may consider, at the appropriate time, means for Tele Norte Leste shareholders to migrate to TmarPart;

f.	the offer will be irrevocable, subject to the occurrence, prior to the settlement date, of unforeseen events that substantially alter macro-economic conditions or the profitability of the target company;

g.	the offer referred to in this item I will not be conditional upon the result of the offer referred to in item II below.
II.	The making of a voluntary public tender offer by TmarPart for acquisition of the whole of the outstanding preferred shares in Telemar Norte Leste S.A. (“Telemar Norte Leste”)(TMAR5), on the following general conditions:
a.	a public offer carried out through the São Paulo Stock Exchange (“BOVESPA”);

b.	payment in cash, in Brazilian currency;

c.	a purchase price of R$52.39 per share, calculated on the basis of a premium of 25% over the weighted average of the quoted price for TMAR5 shares on BOVESPA at close of trading on the 30 trading days immediately prior to April 10, 2007;

d.	the public tender offer will provide that in the event contemplated in art. 15 of CVM Instruction no. 361 (acquisition of more than 1/3 but less than 2/3 of the outstanding shares, in a number determined pursuant to article 3 (III) and 37 of the Instruction), the shares will be acquired on a pro rata basis from the accepting shareholders;

e.	the public tender offer will not be intended to cancel registration of Telemar Norte Leste as a publicly-traded company and the notice of the offer will state that TmarPart’s management may consider, at the appropriate time, means for Telemar Norte Leste shareholders to migrate to TmarPart;

f.	the offer will be irrevocable, subject to the occurrence, prior to the auction date, of unforeseen events that substantially alter macro-economic conditions or the profitability of the target company;

g.	the offer referred to in this item II will be conditional upon the success of the offer referred to in item I above.
III.	the engagement of Rothschild to assist in carrying out the public offers referred to in items I and II above.
IV. the contracting of financing for the public offers referred to in items I and II above.
The content of this statement of material fact is being transmitted simultaneously with its release to the Investor Relations Officers of Tele Norte Leste Participações S.A. and of Telemar Norte Leste S.A.
Rio de Janeiro, April 10, 2007
Celso Fernandez Quintella
Investor Relations Officer
Tender offer statement
     The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. TmarPart has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials that TmarPart would distribute to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Following the commencement of any tender offer, security holders will be able to obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.